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SEC FILE NUMBER
8-65284

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Integral Financial LLC

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1072 South De Anza Blvd A 205
(No. and Street)

San Jose	CA	95129
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Frank Ho	408-996-1118	frank@infi.biz
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anson, Brian W.
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., Suite 404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Weiming Ho, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Integral Financial LLC, as of February 8th, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SEE ATTACHED CALIFORNIA NOTARIZATION JZ 2/8/24

Signature: Weiming Ho

Title: FINOP

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to ~~which~~ this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 8th day of February, 20 24 by Weiming Ho,

proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

James Christopher Zetterberg
Comm. #2421571
Notary Public - California
Santa Clara County
My Comm. Expires Oct. 15, 2026
NR01

Signature (Seal)

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages ____ Document Date ________

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
    - Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
    - Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

Integral Financial, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-ended December 31, 2023

Contents

Integral Financial, LLC

Independent Auditor's Opinion

For the Year-ended December 31, 2023

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Members of Integral Financial, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Integral Financial, LLC as of December 31, 2023, the related statements of income and comprehensive income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Integral Financial, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Integral Financial, LLC management. My responsibility is to express an opinion on Integral Financial, LLC financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Integral Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Integral Financial, LLC's financial statements. The Supplemental Information is the responsibility of the Integral Financial, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA
I have served as Integral Financial, LLC auditor since 2020.
Tarzana, California
February 7, 2024

Integral Financial, LLC

Financial Statements

For the Year-ended December 31, 2023

Integral Financial, LLC
Statement of Financial Condition
As of December 31, 2023

Assets

Cash and Cash Equivalents	$154,885
Deposit with Clearing Organization	58,932
Investments, at fair value	
Due from Broker	261,571
Investments in securities, at fair value (Cost $370,823)	253,028
Account Receivable	102,460
Automobile, Equipment, Furniture & Fixture, net of Accumulation of Depreciation ($152,239)	85,710
Prepaid Expenses	16,226
Rent Security Deposit	7,600
Total Assets	$940,412

Liabilities and Members' Equity

Accounts Payable	$ 883
Total Liabilities	883
Members' Equity	$939,529
Total Liabilities and Members' Equity	$940,412

The accompanying notes are an integral part of these financial statements.

Integral Financial, LLC
Statement of Income and Comprehensive Income
For the Year-Ended December 31, 2023

Revenues	
Commission Income	$1,650,559
Interest Income	30,259
Other Income	42,105
Total Revenues	$1,722,923
Expenses	
Commission	$ 2,717
401K Retirement Plan	265,571
Employee Compensation & Benefits	1,128,736
Occupancy Expenses	75,600
Equipment Expenses	123,244
Other Operating Expenses	6,236
Professional Service Fees	12,000
Regulatory Fees	19,669
Technology & Communications Costs	19,198
Travel & Meal Expenses	72,138
Total Expenses	1,725,109
Loss Before Tax Provision	($ 2,186)
State Income Tax Provision	(15,073)
Net Loss	($ 17,259)
Other Comprehensive Income	
Unrealized Gain on Investments (Available for sale)	$ 24,950
Total Comprehensive Income	$ 7,691

The accompanying notes are an integral part of these financial statements.

Integral Financial, LLC
Statement of Changes in Members' Equity
For the Year-Ended December 31, 2023

	Members' Equity
Balance, December 31, 2022	$731,838
Net Loss	($ 17,259)
Other Comprehensive Income :	
Unrealized Gain on Investments	24,950
Contributions	200,000
Balance, December 31, 2023	$939,529

The accompanying notes are an integral part of these financial statements.

Integral Financial, LLC
Statement of Cash Flows
For the Year-Ended December 31, 2023

Net Income	$ 7,691
Depreciation Expenses	42,655
Unrealized Gain on Investments	(24,950)
Cash flow from Operating Activities:	
Deposit with Clearing	(1,270)
Accounts Receivable	9,025
Prepaid Expenses	(1,534)
Accounts Payable	(3,404)
Net Cash provided by Operating Activities	$ 28,213
Cash flow from Investing Activities:	
Purchases of Fixed Assets	($ 3,099)
Purchases of Investments	(1,725,070)
Sales of Investments	1,652,000
Reinvestment Interest & Dividends	(28,989)
Net Cash used in Investing Activities	($ 105,158)
Cash flow from Financing Activities:	
Members' Contributions	$ 200,000
Net Cash provided by Financing Activities	$ 200,000
Net increase in Cash and Cash Equivalents	$ 123,055
Cash and Cash Equivalents at the beginning of year	$ 31,830
Cash and Cash Equivalents at the end of year	$ 154,885
Supplemental of Cash Flow Information:	
Interest Paid During the Fiscal Year	$ 0
Income Taxes Paid during the Fiscal Year	$15,073

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting principles followed by Integral Financial, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Integral Financial, LLC (the "Company") was organized in the State of the California on February 8, 2002. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is headquartered in San Jose, California, and has office in Fremont, California.

The Company is authorized to sell corporate equity securities over the counter, corporate debt securities, mutual funds, municipal securities, and variable life insurance or annuities, consulting income is earned by assisting brokers study and prepare for FINRA examinations. The Company has approximately 2,500 clients with majority in Northern California.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of commissions. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared on an accrual basis in conformity with accounting principles generally accepted in the United States of America ("US GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Income Taxes

The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Under such an election, the Company's federal taxable income is reported by the individual shareholders. The Corporation reports its state taxable income to the State of California and pays a franchise tax on that income. The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2023, the Company's federal and state tax returns generally remain open for the last three years. Income tax expenses for year ended December 31, 2023 is $15,073.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

The Company has revenue concentrations; the firm specializes in sales of municipal and corporate debt securities underwriting, U.S. government municipal and corporate debt securities. The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, which opines on how to report for comprehensive income, establishes requirements for the disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments amongst other items. During the year ended December 31, 2023, the Company had an unrealized gain on an investments available for sale of $24,950. This is noted on the Statement of Income and Comprehensive Income as an unrealized gain and is part of the investments available for sale on the balance sheet.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2023, the Company had net capital of $750,930 which was $745,930 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness ($883) to net capital was 0.12%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2023, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE D – RENT

Rent expense for the year ended December 31, 2023 was $75,600 and is included in the occupancy and equipment expenses in the accompanying Statement of Income and Comprehensive Income.

NOTE E – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment is depreciated over its estimated useful life of three (3) to five (5) years by straight-line method. Purchases over $1,000 are capitalized.

	Estimated Useful Life	
Automobile	5 years	$207,218
Furniture and Equipment	3 – 7 years	30,731
		$237,949
Less – Accumulated Depreciation		(152,239)
Total		$ 85,710

Depreciation expense was $42,655 for the year December 31, 2023.

NOTE F - SUBSEQUENT EVENT

The management has reviewed the results of operations for the period of time from its year end December 31, 2023 through February 7, 2024 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred.

NOTE G – FAIR VALUE MEASUREMENTS

Management calculates the fair value of financial instruments on the books by determining the quoted value of the securities on the New York Stock Exchange as of the close of the last trading day in the year and multiplying this price by the number of shares that are owned on the last trading day of the year and are owned by the Company and reported on the Company's books as marketable securities.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements to significant unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs quoted other than quoted prices within Level 1 that are observable For the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs in developing fair value measurements, in accordance with the fair value hierarchy. Fair Value measurements for assets and liabilities where there exits limited or no observable market data where there exits limited or no observable market data, and, therefore, are based upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability or other such factors.

Therefore, results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future values.

Investments in equity securities

Investments in equity securities that are classified as available for sale are recorded at fair value on a recurring basis. When quoted market values are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's rating and other credit loss assumptions. The pricing vendors may provide the Company with valuations that are based on unobservable inputs, and in those circumstances the Company would classify the fair value measurements of the investment securities as Level 3. Based on the review performed, management believes that the valuations used in its financial statements are reasonable are appropriately classified in the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Cash	$261,571			$261,571
Marketable Securities	$253,028			$253,028
Totals	$514,599	$0	$0	$514,599

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. There was a minimal dividend income in relation to this position. The carrying amounts reflected on the balance sheet are the cash cost prices paid for the asset. The fair value of the securities noted have been measured on a recurring basis using Level 1 inputs, which were based on unadjusted quoted market prices traded on the New York Stock Exchange. There have been no changes in valuation techniques.

NOTE H – RETIREMENT

The Company has sponsored a 401k retirement plan with a Company employee matching provision covering all of its employees. The total retirement expense for year 2023 was $265,751.

Integral Financial, LLC

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-ended December 31, 2023

Integral Financial, LLC
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2023

Computation of Net Capital

Members' Equity		$939,529
Non-Allowable Assets:		
Other Assets	($109,536)	
Total Non-Allowable Assets		($109,536)
Haircuts on Securities Positions:		
Securities Haircuts	($ 79,063)	($ 79,063)
Net Allowable Capital		$750,930

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate indebtedness	$ 59	
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer	$5,000	$ 5,000
Excess Net Capital		$745,930

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 883
Percentage of Aggregate Indebtedness to Net Capital	0.12%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2023	$750,930
Adjustments:	
Increase/(Decrease) in Equity	-
(Increase)/Decrease in Non-Allowable Assets	-
(Increase)/Decrease in Securities Haircuts	-
Net Capital per Audit	$750,930
Reconciled Difference	$ 0

Integral Financial, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2023

The Company is exempt from the Reserve Requirement of computation According to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2023

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

The accompanying notes are an integral part of these financial statements.

Integral Financial, LLC

Supplementary Exemption Report Pursuant to SEA Rule 17a-5

For the Year-Ended December 31, 2023

Independent Public Accountants Review Report on Integral Financial, LLC's Exemption

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Integral Financial, LLC
San Jose, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which (1) Integral Financial, LLC , identified the following provisions of 17 C.F.R. §15c3-3(k) under which Integral Financial, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Integral Financial, LLC , stated that Integral Financial, LLC , met the identified exemption provisions throughout the most recent year ended December 31, 2023 without exception. Integral Financial, LLC 's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Integral Financial, LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 7, 2024

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Members' of Integral Financial LLC

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. The management of Integral Financial LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed, and my associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was engaged by the Company to perform this agreed-upon procedures engagement and conducted my engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). I was not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

I am required to be independent of the Company and to meet my other ethical responsibilities in accordance with the relevant ethical requirements related to my agreed-upon procedures engagement. This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 7, 2024

Integral Financial, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2023

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Integ

致富證券

February 7, 2024

Brian W. Anson
Certified Public Accountant

18455 Burbank Blvd., Suite 404,
Tarzana, CA 91356

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Integral Financial, LLC,

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;

2. We have met the identified exemption from January 1, 2023 through December 31, 2023, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

Frank Ho 02/07/2024

Frank Ho Date

Integral Financial, LLC